HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

November 29, 2006

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

As the controlling shareholder of Garanti Emeklilik ve Hayat A.S., we have mandated Watson Wyatt Limited in connection with the identification and assessment of potential merger, joint venture, share purchase and sale prospects in the private pensions and life insurance sector.

Regards,

Garanti Bank

Olca Erdost
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations